SHARE TRANSFER AGREEMENT

Kouji Eguchi (hereinafter referred to as the "Transferor") and the person identified in the signature block at the end of this Agreement (hereinafter referred to as the "Transferee") hereby enter into this share transfer agreement (hereinafter referred to as this "Agreement") as set forth below, in connection with the transfer by the Transferor to the Transferee of 79,945 shares of common stock (hereinafter referred to as the "Shares") of MEDIROM Healthcare Technologies Inc. (hereinafter referred to as the "Target Company") held by the Transferor.

Article 1 (Agreement on Share Transfer)

1. Subject to the provisions of this Agreement, the Transferor shall transfer the Shares held by the Transferor to the Transferee, and the Transferee shall accept the transfer thereof (hereinafter referred to as the "Share Transfer"), on August 27, 2026, or on such other date as may be separately agreed upon by the parties to this Agreement (hereinafter referred to as the "Transfer Date").

2. The consideration for the transfer of the Shares shall be gratuitous (i.e., without consideration).

Article 2 (Implementation of the Share Transfer)

Immediately after the implementation of the Share Transfer, the Transferor and the Transferee shall request the Target Company to record, in the register of shareholders, the change of name of the holder of the Shares from the Transferor to the Transferee.

Article 3 (Taxes, Public Charges and Expenses)

Except as otherwise provided by applicable laws and regulations, any taxes, public charges and expenses arising in connection with the Share Transfer and the execution and performance of this Agreement shall be borne by each party respectively.

Article 4 (Indemnification)

If either the Transferor or the Transferee breaches its obligations under this Agreement, such party shall indemnify the other party for any damages incurred by the other party arising from or in connection with such breach.

Article 5 (Confidentiality)

1. Neither party to this Agreement shall, without the prior consent of the other party, disclose or leak to any third party, or use for any purpose other than this transaction, (i) the fact that this Agreement has been executed, (ii) the contents of this Agreement, (iii) the process and content of the negotiations relating to the execution of this Agreement, or (iv) any confidential information disclosed by the other party in connection with the execution of this Agreement; provided, however, that this shall not apply to any of the following:

   (1) where disclosure is required by applicable laws and regulations;

   (2) where disclosure is made to its own officers and employees to the extent reasonably necessary for the purposes of this Agreement, provided that the recipient of such disclosure is bound by an obligation of confidentiality, whether under laws and regulations or by contract, that is at least equivalent to the confidentiality obligation set forth in this Article;

(3) where disclosure is made to attorneys, certified public accountants, tax accountants, judicial scriveners, real estate appraisers or other advisors who are under a statutory duty of confidentiality;

(4) where disclosure is made in response to a request from a public authority.

2. Notwithstanding the preceding paragraph, the following information shall be excluded from confidential information:

(1) information already held by the recipient at the time of disclosure;

(2) information that was already publicly known at the time of disclosure;

(3) information that becomes publicly known after disclosure for reasons not attributable to the recipient;

(4) information independently developed by the recipient without using the confidential information of the disclosing party; or

(5) information disclosed to the recipient by a third party having a legitimate right to disclose such information, without any obligation of confidentiality.

Article 6 (Prohibition on Assignment of Status under this Agreement, etc.)

Neither the Transferor nor the Transferee shall, without the prior written consent of the other party, assign or cause a third party to succeed to its status under this Agreement, or all or any part of its rights or obligations under this Agreement, or create any security interest thereon.

Article 7 (Elimination of Anti-Social Forces)

1. Each of the Transferor and the Transferee represents and warrants that it does not currently fall, and will not in the future fall, under any of the following categories of an antisocial force (meaning a bōryokudan (organized crime group), a member of a bōryokudan, a person who ceased to be a member of a bōryokudan within the preceding five years, a quasi-member of a bōryokudan, a company affiliated with a bōryokudan, a corporate racketeer (sōkaiya), a group professing to engage in social campaigns for the purpose of extortion, a specialized intelligence-based crime syndicate, or any other person equivalent thereto; the same shall apply hereinafter) (each, an "Antisocial Force"), and that it does not currently have, and will not in the future have, any of the following relationships with an Antisocial Force:

(1) a relationship in which an Antisocial Force exercises a dominant influence over its management;

(2) a relationship in which an Antisocial Force is substantially involved in its management;

(3) a relationship in which it improperly utilizes an Antisocial Force for the purpose of securing wrongful profits for itself, its own company or a third party, or for the purpose of causing damage to a third party;

(4) a relationship in which it is involved with an Antisocial Force, such as by providing funds or other benefits to, or otherwise extending convenience to, an Antisocial Force; or

(5) a relationship in which any of its officers or any other person substantially involved in its

management has a socially reprehensible relationship with an Antisocial Force.

2. Neither the Transferor nor the Transferee shall, by itself or through the use of a third party, engage in any of the following acts:

   (1) violent demands;

   (2) unreasonable demands exceeding legal responsibility;

   (3) using threatening speech or conduct, or violence, in connection with a transaction;

   (4) spreading rumors, using fraudulent means or force to damage the credit of the other party, or interfering with the business of the other party; or

   (5) any other act equivalent to the foregoing items.

3. If either the Transferor or the Transferee determines that an investigation is necessary to determine whether the other party falls under an Antisocial Force, it may request the other party to cooperate with such investigation, and the other party shall submit any materials necessary for such investigation.

Article 8 (Governing Law)

This Agreement shall be governed by, and construed in accordance with, the laws of Japan.

Article 9 (Exclusive Jurisdiction)

The parties to this Agreement agree that the Tokyo District Court shall have exclusive jurisdiction as the court of first instance over any and all disputes arising out of or in connection with this Agreement.

Article 10 (Good-Faith Consultation)

With respect to any matters not provided for in this Agreement, or any questions arising from the interpretation of the provisions of this Agreement, the parties to this Agreement shall consult with each other in good faith and endeavor to resolve such matters.

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IN WITNESS WHEREOF, in order to evidence the execution of this Agreement, an electromagnetic record of this Agreement has been prepared, and the Transferor and the Transferee, upon mutual agreement, have affixed their electronic signatures thereto, and each of them shall retain such electromagnetic record.

August 27, 2026

Transferor:
3-5-1-1504 Itabashi, Itabashi-ku, Tokyo, Japan
Kouji Eguchi

Transferee: